UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-38555

CUSIP NUMBER: 54738L109

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 2, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

The Lovesac Company

Full Name of Registrant

Former Name if Applicable

Two Landmark Square, Suite 300

Address of Principal Executive Office (Street and Number)

Stamford, CT 06901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Lovesac Company (the "Company") did not file its Annual Report on Form 10-K for the fiscal year ended February 2, 2020 (the "Form 10-K") within the prescribed time period.  The Company had originally planned to file its Form 10-K no later than May 4, 2020, the filing deadline if the Company were a “non-accelerated filer.”  While the Company is an emerging growth company as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, it was initially unaware of the fact that it had transitioned to being considered an “accelerated filer” for the fiscal year ended February 2, 2020.  As an accelerated filer, the Company is required to file its Form 10-K within 75 days of its fiscal year-end, or April 17, 2020, as opposed to within 90 days of its fiscal year-end. This delay in filing is not the result of any disagreements with Marcum LLP, our independent registered public accounting firm, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company does not expect there to be any material changes in its financial results to be included in the Form 10-K, when filed, compared to those included in the press release the Company issued on April 16, 2020. The Company intends to file the Form 10-K on or before April 30, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Donna Dellomo	203	817-2279
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company disseminated a press release dated April 16, 2020 describing its unaudited results of operations for the fourth quarter and fiscal year ended February 2, 2020. The Company does not expect any material changes to previously reported financial results, including the financial results it previously reported in its press release furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed April 16, 2020.

THE LOVESAC COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 27, 2020	By:	/s/ Donna Dellomo
	Name: Title:	Donna Dellomo Executive Vice President and Chief Financial Officer